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S 19006199

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
APR 02 2019
Washington, DC

| SEC FILE NUMBER |
|---|
| 8-28301 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kensington Capital, Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4910 13th Avenue
(No. and Street)

| Brooklyn | NY | 11219 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen Z Fischer 561-483-6335
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan Certified Public Accountants PLLC
(Name – *if individual, state last, first, middle name*)

| 97 Froehlich Farm Blvd. | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





RMS

## OATH OR AFFIRMATION

I, Moses Silver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kensington Capital, Corp., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karen Z. Fischer
COMMISSION # GG271650
EXPIRES: November 22, 2022
Bonded Thru Aaron Notary

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENSINGTON CAPITAL CORP.
DECEMBER 31, 2018

## Contents

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Kensington Capital Corp.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Kensington Capital Corp. (the "Company") (a New York corporation), as of December 31, 2018 and the related statements of income, changes in stockholders' equity, and cash flows for the year ended December 31, 2018, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of Kensington Capital Corp. as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditors' Report on Supplemental Information**

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3, and Computation of Net Capital under CFTC Regulation 1.17 as contained on pages 11, 12 and 13, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3, and Computation of Net Capital under CFTC Regulation 1.17, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2018.
Woodbury, New York
March 29, 2019

KENSINGTON CAPITAL CORP.
Statement of Financial Condition
December 31, 2018

ASSETS

| | | |
|---|---|---|
| Cash | $ | 332,007 |
| Receivables from broker-dealers and clearing organizations | | 318,756 |
| Prepaid expenses and other receivables | | 5,383 |
| Securities owned, at fair value | | 168,946 |
| Furniture and Equipment, at cost, less | | |
| accumulated depreciation of $ 4,068 | | 6,275 |
| Total assets | $ | 831,367 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 134,077 |
| Payables to broker-dealers and clearing organizations | | 153,405 |
| Stockholder's dividend payable | | 252,000 |
| Total liabilities | | 539,482 |
| | | |
| Stockholders' Equity | | |
| Common Stock - no par value; authorized, issued | | |
| and outstanding, 200 shares | | 40,000 |
| Additional paid-in capital | | 251,885 |
| Retained earnings | | - |
| Total stockholders' equity | | 291,885 |
| Total liabilities and stockholders' equity | $ | 831,367 |

The accompanying notes are an integral part of these financial statements.

KENSINGTON CAPITAL CORP.
Statement of Income
For the Year Ended December 31, 2018

| | | |
|---|---|---|
| REVENUES | | |
| Commisions | $ | 650,740 |
| Net depreciation in fair value of securities owned | | (25,935) |
| Interest and dividends | | 593,023 |
| Other income | | 28,344 |
| Total revenues | | 1,246,172 |
| EXPENSES | | |
| Salaries | | 231,894 |
| Salaries - officers and stockholders | | 196,700 |
| Payroll tax and preparation | | 37,698 |
| Health insurance and other benefits | | 15,366 |
| Clearing and correspondant costs | | 93,601 |
| Advertising and promotions | | 171,209 |
| Automobile | | 38,531 |
| Professional fees | | 39,585 |
| Rent and utilities | | 47,698 |
| Office | | 27,770 |
| Telephone | | 8,956 |
| Depreciation | | 1,894 |
| Donations | | 15,661 |
| Fidelity bond | | 895 |
| Regulatory fees | | 9,103 |
| Travel and entertainment | | 9,112 |
| Corp state and other taxes | | 2,054 |
| Other expenses | | 29,052 |
| Total expenses | | 976,779 |
| Income before income taxes | | 269,393 |
| Provision for income taxes | | 25,693 |
| Net income | $ | 243,700 |

The accompanying notes are an integral part of these financial statements.

KENSINGTON CAPITAL CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2018

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | Shares | Amount | Additional Paid- in Capital | Retained Earnings (Deficit) | Total |
| Balance at January 1, 2018 | 200 | $ 40,000 | $ 271,738 | $ (11,553) | $ 300,185 |
| Net Income | - | - | - | 243,700 | 243,700 |
| Dividend | - | - | (19,853) | (232,147) | (252,000) |
| Balance at December 31, 2018 | 200 | $ 40,000 | $ 251,885 | $ - | $ 291,885 |

The accompanying notes are an integral part of these financial statements.

KENSINGTON CAPITAL CORP.
Statement of Cash Flows
For the Year Ended December 31, 2018

| | |
|---|---|
| Cash flows from operating activities | |
| Net Income | $ 243,700 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Change in unrealized loss of ecurities owned | 33,732 |
| Depreciation | 1,894 |
| Changes in operating assets and liabilities: | |
| (Increase) decrease in: | |
| Purchase of Securities | (90,322) |
| Net receivables from broker-dealers and clearing organizations | 23,504 |
| Prepaid expenses and other receivables | 4,364 |
| Increase in: | |
| Accounts payable and accrued expenses | 14,173 |
| Total adjustments | (12,655) |
| Net cash provided by operating activities | 231,045 |
| Cash flows from investing activities | |
| Purchase of equipment | (1,846) |
| Net cash used in investing activities | (1,846) |
| Net increase in cash | 229,199 |
| Cash, beginning of year | 102,808 |
| Cash, end of year | $ 332,007 |
| Supplemental cash flows disclosures: | |
| Noncash financing activity-dividend payable to stockholders | $ 252,000 |
| Income tax payments | $ 1,357 |

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Kensington Capital Corp. (the "Company") was organized and commenced operations in June 1982. The Company is a registered broker-dealer, primarily engaged as a broker in executing customers' orders for the purchase and sale of equities, commodities, and options. The Company transacts customer activity on a fully disclosed basis with a clearing broker-dealer. The Company is registered with the Securities and Exchange Commission ("SEC"), is a member of the Financial Industry Regulation Authority ("FINRA"), and is registered with the National Futures Association ("NFA"). The Company's office location is Brooklyn, New York.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of the financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Due from/to Brokers-Dealer and Clearing Organizations
The Company's securities transactions are cleared through Hilltop Securities Inc. ("Hilltop"), formally known as First Southwest Company, and all the Company's trading accounts and customer's accounts are carried by Hilltop. Hilltop remits to the Company all profit on the Company's trading accounts and all commissions due net of clearance charges. The company also has it's own commodities investment accounts with Interactive Brokers LLC.

Securities Owned
The Company values investments in equity securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sale price as of the last day of the period. The Company records such instruments on a trade date basis and values them at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. Realized and unrealized gains or losses from securities traded in the normal course of business are reflected in net depreciation in fair values of securities owned in the accompanying statement of income.

Furniture and Equipment
Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives. The estimated useful lives of furniture and equipment are from 3 to 7 years. Expenditures for maintenance and repairs

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

are charged against operations. Additions, improvements, and expenditures that extend the life of the assets are capitalized.

The Company periodically assesses the recoverability of the carrying amounts of long-lived assets. A loss is recognized when expected undiscounted cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which future cash flows are less than the carrying amount of the asset. The impairment loss is the difference by which the carrying amount of the asset exceeds its fair value. The Company did not recognize an impairment loss on its long-lived assets for the year ended December 31, 2018.

Revenue Recognition

Effective January 1, 2018, the Company adopted FASB ASC Topic 606, *Revenue from Contracts with Customers*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associate with financial instruments, interest income and expense, leasing, and insurance contracts.

The Company earns revenue (commissions) from executing customers orders and securities and commodities trading, which are recognized on the day of the trade – trade date basis.

The Company earns matched balances interest from Hilltop of 75% of the spread between the customers monthly debit rate and the average monthly free credit rate. The Company also earns excess customer debit interest from Hilltop of 50% of the difference between the average customer debit rate and the bank finance rate. Interest income is recognized on the accrual basis. Dividend income is recognized on the ex-dividend date.

Revenues are not concentrated with any individual or group.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $171,209 for the year ended December 31, 2018.

Note 2- Summary of Significant Accounting Policies (continued)

Income Taxes

The Company has elected to be taxed as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax law. Accordingly, no provisions for federal and New York State income taxes are reflected in the accompanying statement of income. Instead, the stockholders are liable for individual income taxes on their respective share of the Company's taxable income. The Company is a taxable entity for N ("NYC") income taxes. The provision for NYC income taxes is reflected in the accompanying statement of income.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable. The Company places its cash and temporary cash investments with high credit quality institutions. Such investments at times may exceed the Federal Deposit Insurance Corporation and Securities Investor Protection Corporation insurance limits.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy for fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantages market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 – Inputs other than quoted prices include included within level 1 that are observable for the asset or liability either directly or indirectly.

## NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.
The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determines based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table represents the Company's fair value hierarchy for those assets measured at fair value at December 31, 2018:

| Description | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Common stocks | $168,946 | - | - | $168,946 |

Certain financial instruments are carried at cost on the balance sheet at December 31 2018, which approximates fair value due to their short-term highly liquid nature. These instruments include cash, due from/to the broker-dealers and clearing organizations, accounts payable, and dividend payable.

## NOTE 5- FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2018:

| | Estimated Useful Life (Years) | |
|---|---|---|
| Furniture and equipment | 7 | $6,615 |
| Computers | 3 to 5 | 3,728 |
| | | 10,343 |
| Less: accumulated depreciation | | (4,068) |
| | | $6,275 |

Depreciation expense for the year ended December 31, 2018 was $1,894.

NOTE 6- EXEMPTION FROM SEC RULE 15 C3-3

The Company is exempt from the sec rule 15C3-3 pursuant to the exemption provision of such paragraph (K)(2)(ii); as the Company does not handle cash or securities on behalf of customers.

NOTE 7- NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule(SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).The Company is also subject to the net capital requirements of the Regulation 1.17 under the Commodity Futures Trading Commission ("CFTC") which requires that the Company maintain a minimum net capital, as defined, in the amount of $100,000. At December 31, 2018, the Company had net capital of $206,252 which was $106,252 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.38 to 1.

NOTE 8 – RELATED PARTY TRANSACTIONS

As of December 31, 2018, there are non-interesting bearing loans from officers and shareholders in the amount of $3,238. There has been no activity in this account during the year ended December 31, 2018.

NOTE 9- COMMITMENTS AND CONTINGENCIES

The Company operates at office facilities under a month to month lease. Rent expense for the year ended December 31 2018 was $41,389.

The company had no equipment rental commitments, no underwriting commitments, no contingent liabilities, no guarantees and had not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended.

NOTE 10- SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 29, 2019, the date the financial statements were available to be issued. There have been no subsequent events requiring recognition or disclosure in the financial statements.

KENSINGTON CAPITAL CORP.
Computation of Net Capital Under Rule SEC 15c3-1
December 31, 2018

| | | |
|---|---|---|
| Stockholders' equity | $ | 291,885 |
| Deductions | | |
| Non – allowable assets: | | |
| Margin interest over 30 days | | 43,082 |
| Prepaid expenses and other receivables- Non allowable | | 4,374 |
| Furniture and equipment, net | | 6,275 |
| | | 53,731 |
| Haircuts on securities owned | | 29,343 |
| Undue concentrations | | 2,559 |
| Total deductions | | 85,633 |
| Net Capital, as defined | | 206,252 |
| Minimum net capital required | | 100,000 |
| Net Capital in excess of minimum requirement | $ | 106,252 |
| Total liabilities | $ | 539,482 |
| Trading clearing deposit | | (48,543) |
| Aggregate indebtedness | $ | 490,939 |
| Ratio of aggregate indebtedness to net capital | | 2.38 to 1 |

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2018)

| | | |
|---|---|---|
| Net capital as reported in Company's Part II (unaudited) FOCUS report | $ | 180,187 |
| Haircut and undue concentrations audit adjustments | | 27,470 |
| Other audit adjusments | | (1,405) |
| Net capital per above | $ | 206,252 |

KENSINGTON CAPITAL CORP.
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
December 31, 2018

Kensington Capital Corp. is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii) of Rule 15c3-3 as all transactions are cleared through Hilltop Securities Inc. on a fully disclosed basis:

Therefore, the following reports are not presented:

a. Computation for Determination of Reserve Requirement under SEC Rule 15c3-3.

b. Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.

KENSINGTON CAPITAL CORP.
Computation of Net Capital Under CFTC Regulation 1.17
December 31, 2018

| | | |
|---|---|---|
| Stockholders' equity | $ | 291,885 |
| Deductions | | |
| Non – allowable assets: | | |
| Margin interest over 30 days | | 43,082 |
| Prepaid expenses and other receivables- Non allowable | | 4,374 |
| Furniture and equipment, net | | 6,275 |
| | | 53,731 |
| Haircuts on securities owned | | 29,343 |
| Undue concentrations | | 2,559 |
| Total deductions | | 85,633 |
| Net Capital, as defined | | 206,252 |
| Minimum net capital required | | 100,000 |
| Net Capital in excess of minimum requirement | $ | 106,252 |
| Total liabilities | $ | 539,482 |
| Trading clearing deposit | | (48,543) |
| Aggregate indebtedness | $ | 490,939 |
| Ratio of aggregate indebtedness to net capital | | 2.38 to 1 |

Reconciliation with Company's computation (included in part II of Form X-17A-5 as of December 31, 2018)

| | | |
|---|---|---|
| Net capital as reported in Company's Part II (unaudited) FOCUS report | $ | 180,187 |
| Haircut and undue concentrations audit adjustments | | 27,470 |
| Other audit adjusments | | (1,405) |
| Net capital per above | $ | 206,252 |

RGNC&S RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES**

To the Stockholders
Kensington Capital Corp.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Kensington Capital Corp. and the SIPC, solely to assist you and SIPC in evaluating Kensington Capital Corp.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Kensington Capital Corp.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Kensington Capital Corp.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Kensington Capital Corp. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

March 29, 2019

KENSINGTON CAPITAL CORP.
SEC Rule 15C3-3 Exemption Report
For the Year Ended December 31, 2018

Kensington Capital Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company asserts the following:

(1) The Company claimed an exemption from 17 C.F.R. 240, 15c3-3 under the provisions of 17 C.F.R. 240. 15c3-3 (k)(2) through the year ended December 31, 2018

(2) The Company met the identified exemption provisions in 17 C.F.R. 240. 15c3-3(k)(2)(ii) throughout the year ended December 31,2018 without exception.

These assertions are the responsibility of management. The Company acknowledges it is also management's responsibility for compliance with the identified exemption provisions throughout the year ended December 31,2018.

The Company has made available to the accountants all records and other information relevant to the Company's assertions, including all communications from regulatory agencies, external auditors, others who perform an equivalent function, compliance functions and other auditors concerning possible exceptions to the exemption provisions received through March 29, 2019.

There were no events, subsequent to the period addressed in the Company's assertions, any known events or other factors that might significantly affect the broker's or dealer's compliance with the identified exemption provisions.

Kensington Capital Corp.

I, Moishe Silver, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct

By: ____________________

Title: CEO

Date: 3-29-2019

RGNC&S
RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

**INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY REGULATION 1.16 OF THE COMMODITY FUTURES TRADING COMMISSION**

To the Stockholders of
Kensington Capital Corp.

In planning and performing our audit of the financial statements of Kensington Capital Corp. (the "Company") as of and for the year ended December 31, 2018, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control. Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding commodities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions to prevent, or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 | TEL: 516.864.8600 | FAX: 516.496.9688 | WWW.RSGNCCPAS.COM

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2018, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be and should not be used by anyone other than these specified parties.

*Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC*

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

March 29, 2019